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FORM 4                                        U.S. SECURITIES AND EXCHANGE COMMISSION
                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).
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1. Name and Address of Reporting      2. Issuer Name and                       3. IRS or Social    4. Statement    5. If Amendment,
   Person                                Ticker or Trading                        Security            for             Date of
                                         Symbol                                   Number of           Month/Year      Original
                                                                                  Reporting Person                    (Month/Year)
                                                                                  (Voluntary)

Dykstra, Paul B.                         Viad Corp                                                    02-19-2003
GES Exposition Services, Inc.            VVI
950 Grier Drive
Las Vegas, Nevada 89119

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6. Relationship of Reporting Person to Issuer (Check all applicable)

_Director   _10% Owner    _Officer (give title below)  _Other (specify below)
                          X
                          President & CEO, GES
                           Exposition Services
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7. Individual or Joint/Group Reporting
   [X] Form Filed by One Reporting Person
   [ ] Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially owned

1. Title of       2. Trans-   3. Trans-   4. Securities aquired (A)    5. Amount of    6. Owner-  7. Nature of Indirect
   Security          action      action      or Disposed of (D)           Securities      Ship       Beneficial Ownership
   (Instr. 3)        Date        Code        (Instr. 3, 4 and 5)          Beneficially    Form:      (Instr. 4)
                                 (Instr.                                  Owned at        Direct
                     (Month/     8)                       (A)             End of Month    (D) or
                      Day/                                or              (Instr. 3       Indirect
                      Year)      Code  V  Amount          (D) Price       and 4)          (I)
Common Stock         02-19-2003   A                  7,500 A                                D
                                 (a)                          (a)

Common Stock         02-19-2003   A                 15,000 A                         83,269 D
                                 (b)                          (b)

Common Stock                                        58.328 A                      4,873.672 I         401k Plan
                                                              (c)

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially owned
              (e.g., puts, calls, warrants, options, convertable securities)

1.                   2.       3.     4.      5.              6.          7.                    8.      9.      10.    11.
Title of             Con-     Trans- Trans-  Number of       Date exer-  Title and Amount      Price   Number  Owner- Nature
Derivative           version  action action  Derivative      cisable and of Underlying         of      of      Ship   of
Security             or       Date   Code    Securities      Expiration  Securities            Deriv-  Deriv-  Form   Indirect
(Instr. 3)           Exercise        (Instr. Acquired (A)    Date        (Instr. 3 and 4)      ative   ative   of     Bene-
                     Price of        8)      or Disposed     (Month/                           Secu-   Secu-   Deriv- ficial
                     Deriv-                  of (D)          Day/Year)                         rity    rities  ative  Owner-
                     ative                   (Instr. 3,                                        (Instr. Bene-   Secu-  ship
                     Security                4 and 5)                                          5)      fically rity:  (Instr.
                                                                                                       Owned   Direct 4)
                                                                                                       at end  (D) or
                              (                                                        Amount          of      Indi-
                              Month/  C                      Date  Expi-               or              Month   rect
                              Day/    O                      Exer- ra-                 Number          (Instr. (I)
                              Year    D                      cis-  tion                of              4)      (Instr.
                              )       E   V  (A)    (D)      able  Date  Title         Shares                  4)
Option-right to buy   $20.51  02-19   A       27,400               02-19 Common Stock    27,400         27,400  D
                              -2003                                -2013
                                     (d)                     (d)

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Explanation of responses:

          a. Restricted stock awarded pursuant to 1997 Viad Corp Omnibus Incentive Plan.

          b. Performance-based restricted stock awarded pursuant to 1997 Viad Corp Omnibus Incentive Plan.

          c. The information reported is as of January 31, 2003.

          d. Granted pursuant to 1997 Viad Corp Omnibus Incentive Plan, as amended 5-14-2002; each ten-year option contains the right to surrender the option for cash, which right is only exercisable during certain tender offers. The Corporation may permit a participant exercising an option to surrender already owned stock in payment of exercise price, and to surrender stock, to which participant is entitled as a result of such exercise, to satisfy a tax withholding requirement. 33 1/3% of options are exercisable one year after grant, 33 1/3% are exerciseable two years after grant and the remaining balance are exercisable three years after grant.

Signature of Reporting Person:
         /s/Carol Kotek, Attorney-in-Fact
         --------------------------------------------------
         Carol Kotek, Attorney-in-Fact